Exhibit 99.6

To Our Shareholders

The third quarter of fiscal 2010 is highlighted by important milestones for the Company’s diabetes programs, namely the reporting of clinical results for the TT-223 clinical trial and the in-licensing of a new diabetes program from Lilly. In addition, the Company continues its steady progress with its neurology focused programs as the ELND005 Phase II clinical trial nears completion and the TT-301 drug candidate approaches entering Phase 1 trials.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

The Phase II clinical trial is evaluating the safety, tolerability and efficacy of ELND005 in mild to moderate Alzheimer’s disease patients and completed treating patients in April 2010. The clinical trial design for this Phase II trial was modified in December 2009 as patients receiving the two highest doses of ELND005 were withdrawn from the study. The trial is continuing unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. We continue to work closely with Elan on the completion of the Phase II clinical trial of ELND005 in mild to moderate patients and are evaluating the best suited clinical development path forward in amyloid beta related indications including early Alzheimer’s disease.

TT-223 – Diabetes:

Transition and its development partner Eli Lilly are evaluating gastrin based therapies in two clinical trials in type 2 diabetes patients.

The first is a Phase IIa clinical trial of gastrin analogue, TT-223, in approximately 80 type 2 diabetes patients. In January, we announced top line results in which once-daily treatment with the highest dose of TT-223 provided a statistically significant reduction in baseline HbA1c levels of 1.13% at 6 months following treatment in study completers. HbA1c is a key clinical efficacy endpoint for the approval of diabetes therapies which reflects a person’s average glucose level over approximately three months and is often used by doctors as a measure of glucose management. We are encouraged by these results which support the gastrin based approach to diabetes therapy. The progressive reduction in HbA1c levels six months after completion of treatment suggests potential disease-modifying properties of gastrin based therapies and differentiates them from other diabetes treatments available.

The second trial is a Phase 1b clinical study of gastrin analogue TT-223 in combination with a proprietary Lilly GLP-1 analogue, in approximately 140 type 2 diabetes patients. The treatment phase of the trial has been completed. Once the Phase Ib trial is complete, Transition and Lilly will evaluate the data from both of trials to provide guidance on the next steps in the development of gastrin based therapies for type 2 diabetes.

TT-301/302 – CNS Disorders:

The third quarter was also highlighted by continued progress in the development of lead compounds TT-301 and TT-302 toward the clinic. These compounds target the inhibition of proinflammatory cytokines, such as IL-1 and TNF-alpha in the brain. Results from preclinical studies to date support the filing of an IND application for TT-301 in the first half of calendar 2010.

TT-401/402 – Diabetes

During the third quarter Transition entered into a second collaboration and licensing agreement with Lilly and acquired the rights to a series of preclinical compounds. The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

OUTLOOK

Looking ahead, we expect to report clinical results from our lead Alzheimer’s disease and diabetes development programs in the coming quarters. For ELND005, at mid-year we will report data from our current Phase II clinical trial and outline next steps in the clinical development of the drug candidate. We will also report data from the TT-223 combination clinical trial and expect our TT-301 drug candidate to enter the Phase I studies this year. In addition, our Company has fortified its early development pipeline with the in-licensing of next generation diabetes drug candidates under our second collaboration agreement with Lilly.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.